UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of report: November 10, 2011
Commission file number 1-33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is [XXXXXXXXXXXXXXXXXXXXX]
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007; AND
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-159807) FILED WITH THE SEC ON JUNE 5, 2009.

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY TANKERS LTD. REPORTS
THIRD QUARTER RESULTS
Highlights
•	Declared a cash dividend of $0.15 per share for the quarter ended September 30, 2011, compared to $0.21 per share in the previous quarter.
•
Reported third quarter adjusted net income(1) of $1.3 million, or $0.02 per share (excluding unrealized losses on interest rate swaps and a goodwill impairment charge which, in the aggregate, decreased GAAP net income by $18.4 million, or $0.30 per share).

•
Over two-thirds of third quarter revenue days earned an average fixed time-charter rate of nearly $23,000 per day; significantly above average spot TCE rate of $9,500 per day earned for remaining spot revenue days.

•	Time-chartered out two vessels at rates significantly above current spot market levels, increasing fixed-rate coverage to 63% for remainder of 2011.
•	Maintained total liquidity of $291.6 million as at September 30, 2011.
Hamilton, Bermuda, November 10, 2011 — Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported its third quarter results for 2011. During the quarter, the Company generated $11.6 million in Cash Available for Distribution(2). Yesterday, Teekay Tankers declared a dividend of $0.15 per share(3) for the third quarter of 2011, which will be paid on November 28, 2011 to all shareholders of record on November 21, 2011.
Teekay Tankers’ policy is to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required. Since the Company’s initial public offering in December 2007, it has declared a dividend in 16 consecutive quarters, which now totals $6.755 per share on a cumulative basis (including the $0.15 per share dividend to be paid on November 28, 2011).
Summary of New Time-Charter Contracts
During the third quarter and fourth quarter to date of 2011, the Company time-chartered out two of its owned Aframax tankers. In August 2011, the Helga Spirit commenced a new three year fixed-rate contract at a rate of approximately $18,000 per day, and in early November 2011, the Kyeema Sprit extended its current time-charter for an additional two years at a rate of approximately $17,000 per day.
“With continued weakness in the tanker market, the ability to tactically manage our fleet has resulted in a continued improvement to Teekay Tankers’ fixed-rate coverage,” commented Bruce Chan, Teekay Tankers’ Chief Executive Officer. “The recent time-chartering out of two Aframax tankers at rates significantly higher than current spot rates, has increased our fixed-rate revenues to 63% for the fourth quarter of 2011 and, we believe, reflects the value of Teekay’s operational excellence and our strong customer relationships. Fixed-rate coverage, especially at these rates, is particularly difficult to achieve and demonstrates our ability to deliver results in a challenging spot market rate environment. These charters have largely insulated us from the near-term spot market volatility and at the same time we continue to leverage the Teekay commercial tonnage pools to maximize existing spot trading opportunities.”
(1)
Adjusted net income is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)
Cash Available for Distribution represents net income (loss) excluding depreciation and amortization, unrealized (gains) losses from derivatives, any non-cash items or write-offs of other non-recurring items, and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation (Teekay), referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.

(3)	Please refer to Appendix B to this release for the calculation of the cash dividend amount.

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“Teekay Tankers continues to benefit from our current preference for fixed-rate revenues which yield positive cash flow from operations and enable us to continue to pay out a dividend despite the current spot market weakness.” Mr. Chan added, “With over $290 million of liquidity and no near-term debt repayment obligations, we continue to evaluate investment opportunities that will enable us to benefit from the eventual tanker market improvement.”
Estimated Fourth Quarter 2011 Dividend
The table below presents the estimated cash dividend per share for the quarter ending December 31, 2011 at various average rates earned by the Company’s spot tanker fleet and reflects the estimated contribution from its existing fixed-rate time-charter contracts and the effect of scheduled vessel drydockings. These estimates are based on current assumptions, and actual dividends may differ materially from those included in the following table. In addition, the Company’s Aframax and Suezmax spot rates earned during the fourth quarter of 2011 may not necessarily equal industry averages:

Q4 2011 Dividend
Estimate		Suezmax Spot Rate Assumption (TCE per day)
Dividend Per Share*		$10,000	$15,000	$20,000	$25,000	$30,000	$35,000	$40,000
Aframax Spot Rate	$10,000	0.11	0.13	0.16	0.18	0.21	0.24	0.27
Assumption	$15,000	0.14	0.17	0.19	0.21	0.24	0.27	0.31
(TCE per day)	$20,000	0.18	0.20	0.22	0.25	0.27	0.31	0.34
	$25,000	0.21	0.23	0.25	0.28	0.30	0.34	0.37
	$30,000	0.24	0.27	0.29	0.31	0.34	0.37	0.41
	$35,000	0.28	0.30	0.32	0.34	0.37	0.41	0.44

*
Estimated dividend per share is based on estimated Cash Available for Distribution, less $0.45 million for scheduled principal payments related to one of the Company’s debt facilities and less a $2.0 million reserve for estimated drydocking costs and other vessel capital expenditures. Based on the estimated weighted average number of shares outstanding for the fourth quarter of 61.9 million shares.

Tanker Market
Crude tanker rates weakened significantly during the third quarter of 2011, primarily due to an oversupply of vessels relative to demand. In addition, a number of isolated and seasonal factors exerted downward pressure on rates during the quarter. The decision by International Energy Agency (IEA) member countries to release 60 million barrels (mb) of oil from government stockpiles impeded tanker demand during the quarter, particularly in the United States where 30 mb of crude oil was released from reserves. In Europe, the ongoing absence of Libyan oil exports as well as oilfield maintenance and unplanned outages in the North Sea further weighed down on crude tanker demand. Tanker rates have remained generally weak in the early part of the fourth quarter to date, though rates in the Mediterranean and Black Sea spiked significantly in October as a result of an increase in transit delays through the Turkish Straits due to stricter regulations on the passage of vessels during non-daylight hours.
The tanker fleet grew by 20.0 million deadweight tonnes (mdwt), or 4.4 percent, in the first three quarters of 2011 compared to a net increase of 14.5 mdwt, or 3.4 percent, in the same period last year. The level of new tanker ordering remains very low with just 6.4 mdwt of tanker orders placed in 2011 to date, of which 2.0 mdwt was attributed to shuttle tankers, compared to 40.0 mdwt of tanker orders in 2010, of which 0.7 mdwt was attributed to shuttle tankers. As a result, the global tanker order book has fallen to 96 mdwt, the lowest level since March 2006. Expressed as a percentage of the active tanker fleet, the order book is at its lowest level since February 2003 at 20 percent of the total fleet.
The International Monetary Fund (IMF) has lowered its projections for global GDP growth in 2011 and 2012 by 0.3 percent and 0.5 percent, respectively, to 4.0 percent in both years. The lower estimates reflect mounting concerns over the pace of economic growth in the developed economies, particularly due to sovereign debt and financial issues in the Euro area. Nevertheless, the IEA expects global oil demand growth of 1.0 million barrels per day (mb/d), or 1.1 percent in 2011 and a further 1.3 mb/d, or 1.4 percent, in 2012 driven primarily by projected demand in Asia, the Middle East and Latin America.

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Financial Summary
The Company reported adjusted net income(1) (as detailed in Appendix A to this release) of $1.3 million, or $0.02 per share, for the quarter ended September 30, 2011, compared to adjusted net income of $5.8 million, or $0.13 per share, for the quarter ended September 30, 2010. The reduction in adjusted net income is primarily the result of lower average realized tanker rates for our spot and fixed fleet during the third quarter of 2011, compared to the same period in the prior year. Adjusted net income excludes a number of specific items that had the net effect of decreasing net income by $18.4 million, or $0.30 per share, for the quarter ended September 30, 2011, compared to the net effect of decreasing net income by $6.1 million, or $0.14 per share, for the quarter ended September 30, 2010, as detailed in Appendix A. Including these items, the Company reported, on a GAAP basis, a net loss attributable to shareholders of $17.1 million, or $0.28 per share, for the quarter ended September 30, 2011, compared to a net loss attributable to shareholders of $0.3 million, or $0.01 per share, for the quarter ended September 30, 2010. Net revenues(2) were $29.0 million for the third quarter of 2011, compared to $33.2 million for the same period last year.
Adjusted net income(1) for the nine months ended September 30, 2011 was $11.2 million, or $0.19 per share, compared to adjusted net income of $19.8 million, or $0.50 per share, for the same period last year. The reduction in the adjusted net income is primarily the result of lower average realized rates for our spot and fixed fleet in the nine months ended September 30, 2011, compared to the same period in the prior year, which was partially offset by increased revenues of $6.0 million from the Company’s investment in two term loans. Adjusted net income excludes a number of specific items that had the net effect of decreasing net income by $19.8 million, or $0.33 per share, for the nine months ended September 30, 2011, compared to the net effect of decreasing net income by $12.8 million, or $0.32 per share, for the nine months ended September 30, 2010, as detailed in Appendix A. Including these items, the Company reported, on a GAAP basis, a net loss attributable to shareholders of $8.6 million, or $0.14 per share, for the nine months ended September 30, 2011, compared to net income attributable to shareholders of $7.1 million, or $0.18 per share, for the nine months ended September 30, 2010. Net revenues(2) were $91.0 million for the nine months ended September 30, 2011, compared to $107.3 million for the same period last year.
Due to the significant reduction in spot conventional tanker rates and asset values during the past several quarters, for accounting purposes, the Company recorded a non-cash goodwill impairment charge of $13.3 million in the third quarter of 2011. This goodwill was initially recorded by Teekay Corporation in connection with its acquisition of a Suezmax business in a prior year, and was later recorded by the Company, in accordance with accounting rules for transfers of assets between commonly controlled entities (referred to as Dropdown Predecessor accounting), when it acquired its Suezmax vessels from Teekay Corporation. As a result, the $13.3 million goodwill balance did not represent any amounts paid by the Company to Teekay Corporation as part of the Suezmax vessel acquisitions This non-cash charge, which does not affect the Company’s operations, cash flows, liquidity, or any of its loan covenants, reduces the Company’s remaining goodwill balance to nil as of September 30, 2011.
For accounting purposes, the Company is required to recognize the changes in the fair value of its derivative instruments in the statements of income. This method of accounting does not affect the Company’s cash flows or the calculation of Cash Available for Distribution, but results in the recognition of unrealized gains or losses in the statements of income.
The Company’s financial statements for the prior periods include historical results of vessels acquired by the Company from Teekay, referred to herein as the Dropdown Predecessor, for the periods when these vessels were owned and operated by Teekay.

(1)
Adjusted net income (loss) is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)
Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com for a reconciliation of net revenues to the most directly comparable financial measure under GAAP.

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Operating Results
The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and offhire bunker expenses:

	Three Months Ended
	September 30, 2011	June 30, 2011	September 30, 2010
Time-Charter Fleet
Aframax revenue days	695	450	552
Aframax TCE per revenue day (i) (ii)	$21,326	$23,557	$25,466
Suezmax revenue days	276	273	276
Suezmax TCE per revenue day(i)	$27,814	$27,222	$27,255

Spot Fleet
Aframax revenue days	204	361	214
Aframax TCE per revenue day	$10,704	$16,411	$14,806
Suezmax revenue days	276	273	184
Suezmax TCE per revenue day(ii)	$8,582	$17,544	$18,445

Total Fleet
Aframax revenue days	899	811	766
Aframax TCE per revenue day(i) (ii)	$18,914	$20,378	$22,489
Suezmax revenue days	552	546	460
Suezmax TCE per revenue day(i) (ii)	$18,186	$22,386	$23,731

(i)	Excludes profit share amounts relating to certain vessels that are employed on fixed-rate time-charter contracts that include a profit-sharing component.

(ii)
The TCE rates in the table above exclude the results of the Esther Spirit and Iskmati Spirit prior to the acquisition of these vessels by the Company during the fourth quarter of 2010, which results are reflected in the Dropdown Predecessor.

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Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of November 1, 2011:

	Owned	Chartered-in
	Vessels	Vessels	Newbuildings	Total
Fixed-rate:
Aframax Tankers	6	—	—	6
Suezmax Tankers	3	—	—	3
VLCC Tankers	—	—	1	1

Total Fixed-Rate Fleet	9	—	1	10

Spot-rate:
Aframax Tankers	3	2	—	5
Suezmax Tankers	3	—	—	3

Total Spot Fleet	6	2	—	8

Total Teekay Tankers Fleet	15	2	1	18

The fleet list above includes a VLCC newbuilding that Teekay Tankers owns through a 50/50 joint venture it entered into with Wah Kwong Maritime Transport Holdings Limited in October 2010. The newbuilding is scheduled to deliver in April 2013, at which time it will commence a time-charter out to a major Chinese shipping company for a period of five years. The time-charter includes a fixed floor rate, coupled with a profit-sharing component.
The Company currently has fixed coverage of approximately 63 percent for the fourth quarter of fiscal 2011, and 48 percent for fiscal 2012, assuming options on the time-chartered vessels are not exercised. This includes the effect of income earned by the Company from the loans it made in July 2010 secured by first-priority ship mortgages on two VLCC newbuildings, which the Company believes are roughly equivalent to two vessels trading on fixed-rate bareboat charters.
The Company expects to redeliver its two time-chartered in Aframax tankers, the Sanko Brave and the Stavanger Bell, upon expiry of their current contracts in the fourth quarter of 2011 and first quarter of 2012, respectively.
Liquidity
As of September 30, 2011, the Company had total liquidity of $291.6 million (which consisted of $14.1 million of cash and $277.5 million in an undrawn revolving credit facility), compared to total liquidity of $294.1 million as at June 30, 2011.
Conference Call
The Company plans to host a conference call on November 10, 2011 at 1:00 p.m. (ET) to discuss its results for the third quarter. An accompanying investor presentation will be available on Teekay Tankers’ Web site at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (800) 820-0231 or (416) 640-5926, if outside North America, and quoting conference ID code 1504493.
•	By accessing the webcast, which will be available on Teekay Tankers’ Web site at www.teekaytankers.com (the archive will remain on the Web site for a period of 30 days).
The conference call will be recorded and available until Friday, November 18, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 1504493.

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About Teekay Tankers
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers owns a fleet of nine double-hull Aframax tankers and six double-hull Suezmax tankers, and in-charters an additional two Aframax tankers, all of which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. In addition, Teekay Tankers owns, through a 50 percent joint venture, a VLCC newbuilding, which is scheduled to deliver in April 2013. Teekay Tankers intends to distribute on a quarterly basis all of its Cash Available for Distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
Web site: www.teekaytankers.com

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME (1)
(in thousands of U.S. dollars, except share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Time charter revenues	22,632	18,423	22,829	60,180	66,406
Net pool revenues from affiliates	4,208	10,154	8,398	24,224	40,476
Voyage charter revenues	—	—	24	—	24
Interest income from investment in term loans	2,855	2,850	2,413	8,462	2,413

REVENUES	29,695	31,427	33,664	92,866	109,319

OPERATING EXPENSES
Voyage expenses	729	549	414	1,888	1,999
Vessel operating expenses	10,908	10,852	10,616	31,362	33,070
Time-charter hire expenses	1,610	—	—	1,610	—
Depreciation and amortization	10,797	10,793	11,267	32,374	34,234
General and administrative	1,927	2,131	2,370	6,727	7,922
Net loss on sale of vessels	—	—	1,901	—	1,864
Goodwill impairment charge	13,310	—	—	13,310	—

	39,281	24,325	26,568	87,271	79,089

(Loss) income from operations	(9,586)	7,102	7,096	5,595	30,230

OTHER ITEMS
Interest expense	(740)	(1,041)	(1,975)	(2,956)	(5,844)
Interest income	12	11	15	52	51
Realized and unrealized loss on derivative instruments (2)	(6,703)	(4,387)	(5,577)	(10,637)	(14,940)
Other expenses	(116)	(243)	(233)	(654)	(963)

	(7,547)	(5,660)	(7,770)	(14,195)	(21,696)

Net (loss) income	(17,133)	1,442	(674)	(8,600)	8,534

(Loss) earnings per share (3)
- Basic and diluted	(0.28)	0.02	(0.01)	(0.14)	0.18
Weighted-average number of Class A common shares outstanding
- Basic and diluted	49,376,744	49,376,744	30,891,744	47,897,733	26,760,672
Weighted-average number of Class B common shares outstanding
- Basic and diluted	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding
- Basic and diluted	61,876,744	61,876,744	43,391,744	60,397,733	39,260,672

(1)
Results for three Suezmax tankers the Iskmati Spirit, Kaveri Spirit, and the Yamuna Spirit and for two Aframax tankers, the Esther Spirit and Helga Spirit, for the periods prior to their acquisition by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Dropdown Predecessor amounts included in the financial results are summarized for the respective periods in Appendix A in this release.

(2)
Includes realized losses relating to interest rate swaps of $1.6 million, $1.5 million and $1.4 million for the three months ended September 30, 2011, June 30, 2011 and September 30, 2010, respectively, and $4.6 million and $4.0 million for the nine months ended September 30, 2011, and September 30, 2010, respectively.

(3)
(Loss) earnings per share is determined by dividing (a) net (loss) income of the Company after removing the amount attributable to the Dropdown Predecessor, by (b) the weighted-average number of shares outstanding during the applicable period.

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30, 2011	June 30, 2011	December 31, 2010
	(unaudited)	(unaudited)	(audited)

ASSETS
Cash	14,104	16,566	12,450
Pool receivable from related parties	1,463	2,612	8,606
Interest receivable	1,811	1,783	1,811
Other current assets	4,602	3,633	2,813
Due from affiliates	13,568	14,604	12,357
Vessels and equipment	726,766	737,096	757,437
Investment in term loans	116,629	116,418	116,014
Loan to joint venture	9,830	9,830	9,830
Other non-current assets	2,021	1,785	1,889
Goodwill	—	13,310	13,310

Total assets	890,794	917,637	936,517

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	9,936	10,557	10,073
Current portion of long-term debt	1,800	1,800	1,800
Current portion of derivative instruments	4,306	4,586	4,509
Other current liabilities	1,896	3,093	2,305
Due to affiliates	2,322	1,967	5,841
Long-term debt	347,550	348,000	452,228
Other long-term liabilities	23,866	18,342	17,072
Stockholders’ equity	499,118	529,292	442,689

Total liabilities and equity	890,794	917,637	936,517

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30, 2011	September 30, 2010(1)
	(unaudited)	(unaudited)

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	43,006	55,768

FINANCING ACTIVITIES
Proceeds of long-term debt	15,000	137,000
Repayments of long-term debt	(1,350)	(2,700)
Prepayments of long-term debt	(118,328)	(20,000)
Proceeds from long-term debt of Dropdown Predecessor	—	37,222
Prepayments of long-term debt of Dropdown Predecessor	—	(227,875)
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC and Kaveri Spirit LLC from Teekay Corporation	—	(136,685)
Contribution of capital from Teekay Corporation to Dropdown Predecessor	—	79,273
Net advances from affiliates	—	100,256
Proceeds from issuance of Class A common stock	112,054	107,549
Share issuance and other financing costs	(4,949)	(4,629)
Cash dividends paid	(42,076)	(39,128)

Net financing cash flow	(39,649)	30,283

INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment	—	35,396
Expenditures for vessels and equipment	(1,703)	(5,060)
Investment in term loans	—	(115,575)

Net investing cash flow	(1,703)	(85,239)

Increase in cash and cash equivalents	1,654	812
Cash and cash equivalents, beginning of the period	12,450	10,432

Cash and cash equivalents, end of the period	14,104	11,244

(1)
In accordance with GAAP, the statement of cash flows include the cash flows relating to the Dropdown Predecessor for the Yamuna Spirit and Kaveri Spirit, for the period from August 1, 2007 to April 14, 2010, and the Helga Spirit for the period from January 6, 2005 to May 11, 2010, respectively, when the vessels were under the common control of Teekay Corporation but prior to their acquisition by the Company. In addition, the statement of cash flows includes the cash flows relating to the Dropdown Predecessor for the Esther Spirit for the period from July 7, 2004 to November 8, 2010, and the Iskmati Spirit for the period from August 1, 2007 to November 8, 2010, respectively, when the vessels were under the common control of Teekay Corporation but prior to their acquisition by the Company.

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TEEKAY TANKERS LTD.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share amounts)
Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the shareholders of Teekay Tankers Ltd., a non-GAAP financial measure, to net (loss) income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the shareholders of Teekay Tankers Ltd. is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	September 30, 2011		September 30, 2010
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share	$	Share
Net loss — GAAP basis	(17,133)		(674)
Add:
Net loss attributable to the Dropdown Predecessor	—		405

Net loss attributable to shareholders of Teekay Tankers	(17,133)	$(0.28)	(269)	$(0.01)
Add specific items affecting net income:
Unrealized loss on interest rate swaps (1)	5,132	$0.08	4,188	$0.10
Goodwill impairment charge (2)	13,310	$0.22	—	—
Net loss on the sale of vessels	—	—	1,901	$0.04

Total adjustments	18,442	$0.30	6,089	$0.14

Adjusted net income	1,309	$0.02	5,820	$0.13

	Nine Months Ended
	September 30, 2011		September 30, 2010
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share	$	Share
Net (loss) income — GAAP basis	(8,600)		8,534
Subtract:
Net income attributable to the Dropdown Predecessor	—		(1,483)

Net (loss) income attributable to shareholders of Teekay Tankers	(8,600)	$(0.14)	7,051	$0.18
Add specific items affecting net income:
Unrealized loss on interest rate swaps (1)	6,027	$0.10	10,896	$0.28
Goodwill impairment charge (2)	13,310	$0.22	—	—
Other (3)	478	$0.01	—	—
Net loss on the sale of vessels	—	—	1,864	$0.04

Total adjustments	19,815	$0.33	12,760	$0.32

Adjusted net income	11,215	$0.19	19,811	$0.50

(1)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(2)	Amount for the three and nine months ended September 30, 2011 relates to a one-time goodwill impairment charge associated with the Suezmax tanker fleet.
(3)
Amount for the nine months ended September 30, 2011 relates to a one-time management fee associated with the portion of stock-based compensation grants of the Company’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY TANKERS LTD.
APPENDIX B — CASH DIVIDEND CALCULATION
(in thousands of U.S. dollars, except per share data)
Cash Available for Distribution
The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net (loss) income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation.

Three Months Ended
September 30, 2011
(unaudited)

Net loss for the period	(17,133)

Add:
Depreciation and amortization	10,797
Unrealized loss on interest rate swaps	5,132
Goodwill impairment charge	13,310

Less:
Non-cash accrual of repayment premium on term loans	(258)
Amortization of in-process revenue contract and other non-cash gains	(236)

Cash Available for Distribution before Reserves	11,612
Less:
Reserve for scheduled drydockings and other capital expenditures(1)	(2,000)
Reserve for debt principal repayment	(450)

Cash Available for Distribution after Reserves	9,162

Weighted average number of common shares outstanding for the quarter ended September 30, 2011	61,876,744

Cash dividend per share (rounded)	$0.15

(1)	Reserve increase from $1.2 million in the second quarter of 2011 to $2 million in the third quarter of 2011 based on expected longer-term drydocking schedule.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; future dividends per share; the Company’s financial position and ability to acquire additional assets; net cash flow generated by recent charter-in and charter-out arrangements; estimated dividends per share for the quarter ending December 31, 2011 based on various spot tanker rates earned by the Company; the Company’s mix of spot market and time-charter trading for the fourth quarter of 2011 and fiscal 2012; anticipated drydocking and vessel upgrade costs; the Company’s ability to generate surplus cash flow and pay dividends; and potential vessel acquisitions, including the acquisition of vessels from Teekay Corporation or third parties, and their affect on the Company’s future Cash Available for Distribution. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in spot market tanker rates; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; lower than expected level of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; the ability of the owner of the two VLCC newbuildings securing the two first-priority ship mortgage loans to continue to meet its payment obligations; increases in the Company’s expenses, including any drydocking expenses and associated offhire days; the ability of Teekay Tankers’ Board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2010. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: November 10, 2011	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)